Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 5, 2014

Relating to Preliminary Prospectus dated July 21, 2014

Registration No. 333-197105

AURIS MEDICAL HOLDING AG

FREE WRITING PROSPECTUS

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated July 21, 2014 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-197105) (the “Registration Statement”) relating to the initial public offering of common shares of Auris Medical Holding AG (the “Company”).  On August 5, 2014, we filed Amendment No. 2 to the Registration Statement, which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1601936/000119312514294415/d684505df1a.htm . The information in this free writing prospectus is preliminary and is subject to completion or change. This free writing prospectus is only a summary of the changes included in Amendment No. 2 to the Registration Statement and should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 9 of the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

To review the Preliminary Prospectus included in the Registration Statement, click the following link on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1601936/000119312514273405/d684505df1a.htm

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by emailing Prospectus_Department@Jefferies.com, or by calling (877) 547-6340 or Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110 or by email at syndicate@leerink.com, or by calling (800) 808-7525.

The following information updates and supersedes the information contained in the Preliminary Prospectus to the extent that such information is inconsistent therewith.

Our Business

We are a clinical-stage biopharmaceutical company focused on the development of novel products for the treatment of inner ear disorders. Our most advanced product candidate, AM-101, is in Phase 3 clinical development for acute inner ear tinnitus under a special protocol assessment, or SPA, from the FDA, indicating that the FDA has evaluated the proposed design, size, and planned analysis of the trial and determined that they are acceptable to support regulatory approval of the product candidate with respect to effectiveness of the indication studied. In two recently completed Phase 2 clinical trials, AM-101 demonstrated a favorable safety profile, meaning a beneficial benefit-to-risk ratio based on the incidence and severity of adverse events, and statistically significant, meaning that the results obtained are not likely due to chance, improvement in tinnitus loudness and other patient reported outcomes. We expect to have top-line Phase 3 clinical data for AM-101 in early 2016. We are also developing AM-111 for acute inner ear hearing loss. Based on feedback from a pre-IND meeting with the FDA in September 2014, we plan to advance the late-stage AM-111 clinical program in early 2015, which will require additional funding. Both acute inner ear tinnitus and hearing loss are conditions for which there is high unmet medical need, and we believe that we have the potential to be the first to market in these indications.

The following table summarizes our product development pipeline:

(1)	Dates of key milestones are indicative and subject to change.

THE OFFERING

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common shares. You should carefully read this entire prospectus before investing in our common shares including “Risk Factors” and our consolidated financial statements.

Issuer	Auris Medical Holding AG

Offering	We are offering 9,400,000 common shares.

Expected offering price	$6.00 per common share.

Voting rights	Our common shares have one vote per common share.

Over-allotment option	We have granted the underwriters the right to purchase up to an additional 1,410,000 common shares from us within 30 days of the date of this prospectus to cover over-allotments, if any, in connection with the offering.

Common shares to be outstanding immediately after the offering	Immediately after the offering, we will have 28,241,275 common shares outstanding, assuming no exercise of the underwriters’ over-allotment option.

Listing	We have been approved to list our common shares on the Nasdaq Global Market under the symbol “EARS.”

Use of proceeds	We estimate that the net proceeds to us from the offering will be approximately $51.0 million, assuming an initial offering price of $6.00 per common share, as set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses (estimated offering expenses deducted are only those not already included in accumulated deficit as of March 31, 2014). We intend to use the net proceeds from the offering, together with cash and cash equivalents on hand, for:

■	approximately $43 million to $48 million to fund research and development expenses for AM-101 up to the read out of data from the Phase 3 trial;

■	approximately $8 million to $10 million to fund other research and development activities, including part of the late-stage AM-111 clinical program; and

■	the remainder for working capital and other financial corporate purposes.

See “Use of Proceeds.”

Dividend policy	We have never paid or declared any cash dividends on our shares, and we do not anticipate paying any cash dividends on our common shares in the foreseeable future. See “Dividend Policy.”

Lock-up agreements	We have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any common shares or securities convertible into or exchangeable or exercisable for any common shares during the 180-day period following the date of this prospectus. Members of our board of directors, our executive officers and holders of all or substantially all of our outstanding capital stock have agreed to substantially similar lock-up provisions, subject to certain exceptions. See “Underwriting.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our common shares.

The number of our common shares to be outstanding after this offering is based on 88,100 common shares outstanding as of June 30, 2014 and 18,753,175 additional common shares issuable upon the automatic conversion of all of our Series A, Series B and Series C preferred shares into common shares upon the closing of this offering, but excludes 1,500,000 of our common shares covered by additional awards available for future issuance under our amended and restated articles of association that will be effective upon the closing of this offering, including 354,750 of our common shares issuable upon the exercise of options outstanding as of June 30, 2014 at a weighted average exercise price of $4.66 per common share.

Unless otherwise indicated, all information contained in this prospectus assumes

■	no exercise of the options described above;

■	the conversion of all of our Series A, Series B and Series C preferred shares into common shares on a one-for-one basis upon the closing of this offering and the filing and effectiveness of our amended and restated articles of association and creation of authorized share capital of 9,000,000 shares upon the closing of this offering;

■	an initial public offering price of $6.00 per common share, as set forth on the cover page of this prospectus; and

■	no exercise of the option granted to the underwriters to purchase up to 1,410,000 additional common shares to cover over-allotments, if any, in connection with the offering.

Certain of our existing investors and their affiliated entities as well as members of our executive team and board of directors have indicated an interest in purchasing an aggregate of up to approximately $27 million of our common shares in this offering at the initial public offering price. Assuming an initial public offering price of $6.00 per common share, as set forth on the cover page of this prospectus, these investors, executives and directors would purchase an aggregate of up to approximately 4,500,000 of the 9,400,000 shares offered in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, these investors, executives and directors may determine to purchase fewer common shares than they indicate an interest in purchasing or to not purchase any common shares in this offering. It is also possible that these investors, executives and directors could indicate an interest in purchasing more of our common shares. In addition, the underwriters could determine to sell fewer common shares to any of these investors, executives and directors than the investors, executives and directors indicate an interest in purchasing or to not sell any common shares to these investors, executives and directors.

USE OF PROCEEDS

We estimate that the net proceeds to us from the offering will be approximately $51.0 million, assuming an initial public offering price of $6.00 per common share, as set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us (estimated offering expenses deducted are only those not already included in accumulated deficit as of March 31, 2014). Each $1.00 increase (decrease) in the assumed initial public offering price of $6.00 per common share, as set forth on the cover page of this prospectus, would increase (decrease) our net proceeds, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions by $8.7 million. Similarly, each 100,000 increase (decrease) in the number of common shares offered by us in this offering, would increase (decrease) our net proceeds by $0.6 million, assuming the initial offering price of $6.00 per share, as set forth on the cover of this prospectus and after deducting estimated underwriting discounts and commissions. If the underwriters exercise in full their over-allotment option, we estimate that the net proceeds from this offering will be approximately $58.0 million.

As of March 31, 2014, we had cash and cash equivalents of CHF 18.5 million. We intend to use the net proceeds from this offering, together with our cash and cash equivalents, as follows:

■	approximately $43 million to $48 million to fund research and development expenses for AM-101 up to the read out of data from the Phase 3 trial;

■	approximately $8 million to $10 million to fund other research and development activities, including part of the late-stage AM-111 clinical program; and

■	the remainder for working capital and other financial corporate purposes.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of net proceeds will vary depending on numerous factors, including the relative success and cost of our research, preclinical and clinical development programs, our ability to obtain additional financing, the status of and results from clinical trials of AM-101 and AM-111 and whether regulatory authorities require us to perform additional clinical trials of AM-101 or AM-111 in order to obtain marketing approvals. As a result, our management will have broad discretion in the application of the net proceeds of this offering, and investors will be relying on our judgment regarding the application of the net proceeds. In addition, we might decide to postpone or not pursue certain preclinical activities or clinical trials if the net proceeds from this offering and our other sources of cash are less than expected.

We expect that our total research and development expense in 2014 will be in the range of CHF 28 to 32 million. Based on our planned use of the net proceeds of this offering and our current cash and cash equivalents described above, we estimate that such funds will be sufficient to enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.

Pending their use, we plan to invest the net proceeds of this offering in short- and intermediate-term interest-bearing investments.

CAPITALIZATION

The table below sets forth our cash and cash equivalents and our total capitalization (defined as total debt and shareholders’ equity) as of March 31, 2014 derived from our unaudited condensed consolidated interim financial statements prepared in accordance with IFRS:

■	on an actual basis; and

■	on an as adjusted basis to give effect to (i) the conversion of our Series A, Series B and Series C preferred shares into common shares on a one-for-one basis upon closing of this offering, (ii) our issuance and sale of 9,400,000 common shares in this offering, assuming an initial public offering price of $6.00 per common share, as set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the filing and effectiveness of our amended and restated articles of association.

U.S. dollar amounts have been translated into Swiss Francs at a rate of USD 1.1312 to CHF 1.00, the official exchange rate quoted as of March 31, 2014 by the U.S. Federal Reserve Bank. Such Swiss Franc amounts are not necessarily indicative of the amounts of Swiss Francs that could actually have been purchased upon exchange of U.S. dollars at the dates indicated and have been provided solely for the convenience of the reader. On August 1, 2014, the exchange rate as reported by the U.S. Federal Reserve Bank was USD 1.1052 to CHF 1.00.

Investors should read this table in conjunction with our unaudited condensed consolidated interim financial statements included in this prospectus as well as “Use of Proceeds,” “Selected Consolidated Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	MARCH 31, 2014
	ACTUAL	AS ADJUSTED
	(in thousands of CHF except share and per share data)
Cash and cash equivalents (1)	18,535	63,603

Total debt	—	—

Shareholders’ equity:
Share capital
Common shares, nominal value CHF 0.40 per share; 88,100 shares issued and outstanding on an actual basis; 28,241,275 shares issued and outstanding on an adjusted basis	35	11,297
Series A preferred shares, nominal value CHF 0.40 per share; 5,999,750 shares issued and outstanding on an actual basis; no shares issued and outstanding on an adjusted basis	2,400	—
Series B preferred shares, nominal value CHF 0.40 per share; 5,509,100 shares issued and outstanding on an actual basis; no shares issued and outstanding on an adjusted basis	2,204	—
Series C preferred shares, nominal value CHF 0.40 per share; 7,244,325 shares issued and outstanding on an actual basis; no shares issued and outstanding on an adjusted basis	2,898	—
Share premium (1)	48,233	89,541
Foreign currency translation reserve	59	59
Accumulated deficit	(38,952)	(38,952)

Total shareholders’ equity attributable to owners of the company (2)	16,877	61,945

Total capitalization (2)	16,877	61,945

(1)	CHF 822,366 of the total estimated expenses of CHF 2,121,639 incurred in connection with this offering were expensed as of the end of the three month period ending March 31, 2014 (as disclosed in the unaudited condensed consolidated interim financial statements) and are therefore included in accumulated deficit as of March 31, 2014. The remaining estimated expenses of CHF 1,299,273 have been reflected within the net proceeds from this offering.
(2)	As adjusted cash and cash equivalents represents actual cash and cash equivalents plus the assumed net proceeds of this offering. Each $1.00 increase (decrease) in the assumed initial public offering price of $6.00 per common share, as set forth on the cover page of this prospectus, would increase (decrease) our as adjusted cash and cash equivalents, total shareholders’ equity attributable to owners of the Company and total capitalization, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same, by CHF 7,727,928, and after deducting estimated underwriting discounts and commissions. Similarly, each 100,000 increase (decrease) in the number of common shares offered by us in this offering, would increase (decrease) our as adjusted cash and cash equivalents and as adjusted total shareholders’ equity attributable to owners of the Company and total capitalization by CHF 493,272, assuming the initial offering price of $6.00 per share, as set forth on the cover of this prospectus and after deducting estimated underwriting discounts and commissions.

The table above does not include 1,500,000 of our common shares covered by additional awards available for future issuance under our amended and restated articles of association that will be effective upon the closing of this offering, including 354,750 of our common shares issuable upon the exercise of options outstanding as of June 30, 2014 at a weighted average exercise price of 4.66 per common share

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per common share and the as adjusted net tangible book value per common share after this offering. References to our common shares for time periods prior to this offering in this discussion include our common shares and our Series A, Series B and Series C preferred shares.

At March 31, 2014, we had a net tangible book value of $17.4 million, corresponding to a net tangible book value of $0.92 per common share. Net tangible book value per share represents the amount of our total assets less our total liabilities, excluding intangible assets, divided by 18,841,275, the total number of our common shares outstanding at March 31, 2014.

After giving effect to the sale by us of the 9,400,000 common shares offered by us in the offering and assuming an offering price of $6.00 per common share (as set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us (excluding reimbursement to the underwriters for certain expenses as set forth in the Underwriting Agreement), our pro forma as adjusted net tangible book value estimated at March 31, 2014 would have been approximately $68.4 million, representing $2.42 per common share. This represents an immediate increase in net tangible book value of $1.50 per common share to existing shareholders and an immediate dilution in net tangible book value of $3.58 per common share to new investors purchasing common shares in this offering. Dilution for this purpose represents the difference between the price per common share paid by these purchasers and net tangible book value per common share immediately after the completion of the offering. Estimated offering expenses deducted to calculate net proceeds are only those not already included in accumulated deficit as of March 31, 2014.

The following table illustrates this dilution to new investors purchasing common shares in the offering.

Assumed initial public offering price per share	$6.00
Net tangible book value per common share at March 31, 2014	0.92
Increase in net tangible book value per common share attributable to new investors	1.50
As adjusted net tangible book value per common share after the offering	2.42
Dilution per common share to new investors	3.58
Percentage of dilution in net tangible book value per common share for new investors	60%

Each $1.00 increase (decrease) in the assumed initial offering price of $6.00 per common share (as set forth on the cover page of this prospectus), respectively, would increase (decrease) the as adjusted net tangible book value after this offering by $0.31 per common share and the dilution per common share to new investors in the offering by $0.69 per common share, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters were to fully exercise their over-allotment option, the as adjusted net tangible book value per common shares after the offering would be $2.57 per common share, and the dilution per common share to new investors would be $3.43 per share.

If the underwriters exercise their over-allotment option in full, the following will occur:

■	the percentage of our common shares held by existing shareholders will decrease to approximately 63.5% of the total number of our common shares outstanding after this offering; and

■	the percentage of our common shares held by new investors will increase to approximately 36.5% of the total number of our common shares outstanding after this offering.

The above discussion and tables are based on our actual common shares outstanding as of March 31, 2014 on an as adjusted basis and excludes 1,500,000 of our common shares covered by additional awards available for future issuance under our amended and restated articles of association that will be effective upon the closing of this offering, including 354,750 of our common shares issuable upon the exercise of options outstanding as of June 30, 2014 at a weighted average exercise price of 4.66 per common share.

To the extent that outstanding options are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our shareholders.

Certain of our existing investors and their affiliated entities as well as members of our executive team and board of directors have indicated an interest in purchasing an aggregate of up to approximately $27 million of our common shares in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, these investors, executives and directors may determine to purchase fewer common shares than they indicate an interest in purchasing or to not purchase any common shares in this offering. It is also possible that these investors, executives and directors could indicate an interest in purchasing more of our common shares. In addition, the underwriters could determine to sell fewer common shares to any of these investors, executives and directors than the investors, executives and directors indicate an interest in purchasing or to not sell any common shares to these investors, executives and directors. The foregoing discussion and tables do not reflect any potential purchases by these investors, executives and directors.